SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Oasis Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67420T 206

(CUSIP Number)

Nickolas J. Lorentzatos

1001 Fannin Street, Suite 1500, Houston TX 77002

Tel: (281) 404-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67420T 206 13D Page 2 of 16

1	Name of Reporting Person OMS Holdings LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 33,846,032 units
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 33,846,032 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,846,032 units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 69.6%*
14	Type of Reporting Person OO (Limited Liability Company)

*	Based on a total of 48,627,680 common units outstanding as of June 29, 2021, after giving effect to the transactions described in the Explanatory Note.

CUSIP No. 67420T 206 13D Page 3 of 16

1	Name of Reporting Person Oasis Petroleum LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 33,846,032 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 33,846,032 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,846,032 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 69.6%**
14	Type of Reporting Person OO (Limited Liability Company)

*

Consists of 33,846,032 common units representing limited partner interests in Oasis Midstream Partners LP, held of record by OMS Holdings LLC, which is a wholly owned subsidiary of Oasis Petroleum LLC.

**	Based on a total of 48,627,680 common units outstanding as of June 29, 2021, after giving effect to the transactions described in the Explanatory Note.

CUSIP No. 67420T 206 13D Page 4 of 16

1	Name of Reporting Person Oasis Petroleum Inc.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 33,846,032 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 33,846,032 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,846,032 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 69.6%**
14	Type of Reporting Person CO (Corporation)

*

Consists of 33,846,032 common units representing limited partner interests in Oasis Midstream Partners LP, held of record by OMS Holdings LLC, which is a wholly owned subsidiary of Oasis Petroleum LLC.

**	Based on a total of 48,627,680 common units outstanding as of June 29, 2021, after giving effect to the transactions described in the Explanatory Note.

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on September 25, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on November 19, 2018, Amendment No. 2 to the Schedule 13D filed on March 19, 2021 and Amendment No. 3 to the Schedule 13D filed on April 1, 2021 (as amended, the “Schedule 13D”), by the Reporting Persons named in Item 2 below with respect to the common units representing limited partner interests of Oasis Midstream Partners LP, a Delaware limited partnership (the “Issuer”) to reflect the consummated transactions contemplated by that certain underwriting agreement dated June 24, 2021 by and among the Issuer, OMP GP LLC, a Delaware limited liability company and the general partner of the Issuer, and Morgan Stanley & Co. LLC as underwriter. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restated the corresponding items in the Original Schedule 13D in their entirety.

This Amendment is being filed on behalf of the Reporting Persons identified on the cover pages of this Amendment. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer

This Amendment amends and restates Item 1 of the Original Schedule 13D in its entirety as set forth below:

This Schedule 13D relates to the common units representing limited partner interests (the “common units” or the “units”), of Oasis Midstream Partners LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

Upon termination of the subordination period as set forth in the Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 25, 2017 (the “First A&R Partnership Agreement”), the subordinated units (“subordinated units”) representing limited partner interests in the Issuer held by the Reporting Persons converted into common units on a one-for-one basis on March 19, 2021.

Item 2.	Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

(a) This Schedule 13D is being filed jointly by each of the following persons:

(i) OMS Holdings LLC, a Delaware limited liability company (“OMS Holdings”);

(ii) Oasis Petroleum LLC, a Delaware limited liability company (“Oasis Petroleum”);

(iii) Oasis Petroleum Inc., a Delaware corporation (“OAS” and together with OMS Holdings and Oasis Petroleum, the “Reporting Persons”);

OAS is a public company and owns 100% of the equity interests of Oasis Petroleum. Oasis Petroleum owns 100% of the equity interests of OMS Holdings. OMS Holdings owns all of the outstanding common units in, and is the sole member of, OMP GP LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”). The General Partner owns a non-economic general partner interest in the Issuer.

OMS Holdings is a limited partner of the Issuer and the record holder of 33,846,032 common units, representing a 69.6% limited partner interest.

(b) The address of the principal office of each of the Reporting Persons is 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

(c) The name, residence or business address and present principal occupation or employment of each director and executive officer of each of the Reporting Persons are listed on Schedule I hereto.

(i) OMS Holdings’ principal business is to hold equity interests in certain subsidiaries that own certain gas gathering, crude oil gathering, produced water gathering, freshwater distribution and crude oil transportation assets as a wholly-owned subsidiary of Oasis Petroleum, to hold equity interests in the Issuer and the General Partner;

(ii) Oasis Petroleum’s principal business is to engage in certain crude oil and natural gas exploration and production activities as a wholly-owned subsidiary of OAS and to hold equity interests in OMS Holdings;

(iii) OAS’s principal business is crude oil and natural gas exploration and production and to hold equity interests in its subsidiaries, including Oasis Petroleum;

(d) During the last five years, none of the Reporting Persons nor any directors and executive officers of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of OMS Holdings, Oasis Petroleum or OAS has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

In connection with the consummation of the Issuer’s initial public offering (the “Offering”) on September 25, 2017, the Issuer entered into a Contribution Agreement (the “IPO Contribution Agreement”) by and among the Issuer, Oasis Petroleum, OMS Holdings, Oasis Midstream Services LLC, a Delaware limited liability company (“OMS”), the General Partner and OMP Operating LLC, a Delaware limited liability company (“OMP Operating”), whereby, concurrently with the closing of the Offering, OAS caused OMS to contribute to OMP Operating a 100% limited liability company interest in Bighorn DevCo LLC, a Delaware limited liability company, a 10% controlling limited liability company interest in Bobcat DevCo LLC, a Delaware limited liability company (“Bobcat DevCo”), and a 40% controlling limited liability company interest in Beartooth DevCo LLC, a Delaware limited liability company (“Beartooth DevCo”), which collectively own certain midstream infrastructure assets developed by OAS in the Williston Basin of North Dakota and Montana, in exchange for (i) the issuance by the Issuer to OMS Holdings of 5,125,000 common units, 13,750,000 subordinated units, (ii) a distribution of approximately $113.9 million, (iii) the right to receive the Deferred Issuance and Distribution (as defined in the IPO Contribution Agreement) and (iv) the issuance to the General Partner of all of the incentive distribution rights.

On September 25, 2017, certain Covered Persons acquired with personal funds, beneficial ownership of common units through the Issuer’s directed unit program at the initial public offering price of $17.00 per common unit, as noted on Schedule I attached hereto.

On November 7, 2018, OMS Holdings entered into that certain Contribution Agreement (the “2018 Contribution Agreement”), dated as of November 7, 2018, by and among the Issuer, OMS Holdings, OMS, the General Partner, OMP Operating and, for certain limited purposes set forth therein, OAS. Pursuant to the 2018 Contribution Agreement, OAS caused OMS to contribute to OMP Operating, as the Issuer’s designee, (a) an additional 15% limited liability company interest in Bobcat DevCo and (b) an additional 30% limited liability company interest in Beartooth DevCo, in exchange for the distribution to OMS Holdings of consideration equal to $250 million, consisting of (i) 3,950,000 common units and (ii) $171 million in cash (the “2018 Acquisition”). The 2018 Acquisition was consummated on November 19, 2018.

On March 19, 2021 (the “Conversion Date”), the subordinated units held by the Reporting Persons converted into common units on a one-for-one basis pursuant to the terms of the First A&R Partnership Agreement.

On March 22, 2021, the Issuer entered into that certain Contribution and Simplification Agreement (the “Contribution and Simplification Agreement”), dated as of March 22, 2021, by and among the Issuer, OMS Holdings, OMS, the General Partner, OMP Operating, OMP DevCo Holdings Corp., Beartooth DevCo, Bobcat DevCo, OMS Holdings Merger Sub, LLC, a Delaware limited liability company (“GP Merger Sub”) and, for certain limited purposes set forth therein, OAS. Pursuant to the Contribution and Simplification Agreement, (a) OAS caused OMS to contribute to OMP Operating, as the Issuer’s designee, (i) its remaining 64.7% limited liability company interest in Bobcat DevCo and (ii) its remaining 30% limited liability company interest in Beartooth DevCo, and the Issuer paid to OMS Holdings consideration composed of (x) a cash distribution in an aggregate amount equal to $231.5 million, sourced from the net proceeds of the offering of the Issuer’s 8.00% senior unsecured notes due 2029 and (y) 12,949,644 common units (the “2021 Acquisition”), (b) the Issuer and the General Partner caused the Incentive Distribution Rights (as defined in the Contribution and Simplification Agreement) to be cancelled and converted into 1,850,356 common units (the “IDR Elimination” and such common units, the “IDR Conversion Common Units”), and (c) GP Merger Sub merged with and into the General Partner, with the General Partner surviving such merger (the “GP Merger”) and, in connection with the GP Merger, Class A Units and Class B Units representing membership interests in the General Partner were automatically converted into, and thereafter represented the right to receive, the IDR Conversion Common Units on a pro rata basis, and the IDR Conversion Common Units were distributed to the holders of such Class A Units and Class B Units, such that following the GP Merger, OMS Holdings is the sole member of the General Partner. The 2021 Acquisition was consummated on March 30, 2021 (the “Effective Date”). The Contribution and Simplification Agreement also implemented, among other things, a right of first refusal in favor of the Partnership with respect to midstream opportunities in the Painted Woods and City of Williston operating areas of OAS and the amendment and restatement of the (x) First A&R Partnership Agreement and (y) limited liability company agreement of the General Partner to reflect the GP Merger transactions.

On June 29, 2021, the Issuer sold 3,623,188 common units in a public offering (“June 2021 Offering”) at a price per common unit equal to $24.00. Under the underwriting agreement entered into in connection with the June 2021 Offering (the “Underwriting Agreement”) (a copy of which is filed herewith as an exhibit and incorporated herein by reference), Morgan Stanley & Co. LLC (the “Underwriter”) was granted a 30-day option to purchase up to an additional 543,478 common units (the “Option”). The Issuer will use the net proceeds from the June 2021 Offering and the Option to redeem from OAS a number of common units held by OMS Holdings equal to the number of common units sold in the June 2021 Offering and the Option.

In connection with the June 2021 Offering, those certain unitholders, officers and directors of the General Partner named in Schedule III of the Underwriting Agreement entered into lock-up agreements, pursuant to which they agreed, subject to certain exceptions, not to sell or transfer, directly or indirectly, any common units until 60 days from June 24, 2021.

Item 4.	Purpose of Transaction

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as set forth below:

The Reporting Persons acquired the units reported herein solely for investment purposes as partial consideration for the assets and operations contributed by the Reporting Persons or their affiliates to the Issuer in connection with the Offering and the Acquisition. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Issuer may grant unit options, unit appreciation rights, restricted units, unit awards, phantom units, distribution equivalent rights, cash awards, performance awards, other unit-based awards and substitute awards to employees and directors of the General Partner and its affiliates pursuant to the Issuer’s 2017 Long Term Incentive Plan adopted by the General Partner. The General Partner may acquire common units to issue pursuant to the 2017 Long Term Incentive Plan on the open market, directly from the Issuer, from other Reporting Persons, or otherwise.

(b) None.

(c) None.

(d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by OAS. Some of the executive officers and directors of OAS, Oasis Petroleum and OMS Holdings also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its indirect ownership of the General Partner, OAS has the right to elect the General Partner’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner.

(e) The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the Issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that as of June 29, 2021 there are a total of 48,627,680 common units of the Issuer.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 33,846,032 common units of the Issuer, which constitutes approximately 69.6% of the outstanding common units of the Issuer. The Reporting Persons have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 33,846,032 common units of the Issuer.

(c) Except as set forth in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Issuer’s common units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Covered Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

The Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and OMS Holdings, as the organizational limited partner of the Issuer, are party to the Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of March 30, 2021 (the “Second A&R Partnership Agreement”).

Cash Distributions

The Second A&R Partnership Agreement provides that the General Partner may adopt a cash distribution policy, which it may change from time to time without amendment to the Second A&R Partnership Agreement, and that distributions will be made as and when declared by the General Partner.

Issuance of Additional Units

The Second A&R Partnership Agreement authorizes the Issuer to issue an unlimited number of units on terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Issuer and the unitholders have only limited voting rights. Unitholders have no right to appoint the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates. Because OMS Holdings owns 69.6% of the Issuer’s units, it has the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding common units (or, if the issuance of common units pursuant to the Contribution and Simplification Agreement cause the General Partner and its affiliates to own more than 70% of the outstanding common units, then for so long as the General Partner and its affiliates hold more than 70% of the outstanding common units, such percentage plus 10%), the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by the General Partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed.

Registration Rights

The Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any common units or other limited partner interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

The General Partner’s Limited Liability Company Agreement

Under the Second Amended and Restated Limited Liability Company Agreement of the General Partner (the “GP LLC Agreement”), OMS Holdings has the right to elect the members of the board of directors of the General Partner.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Second A&R Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Second Amended and Restated Agreement of Limited Partnership filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 1, 2021, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the GP LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on April 1, 2021, which is incorporated in its entirety in this Item 6.

Registration Rights Agreement

In connection with the registration rights agreement by and among the Issuer and OMS Holdings (the “Registration Rights Agreement”), dated September 25, 2017, the Issuer may be required to register the sale of the common units issued (or issuable) to OMS Holdings pursuant to the IPO Contribution Agreement (collectively, the “Registrable Securities”) it holds. Under the Registration Rights Agreement, OAS has the right to request that the Issuer register the sale of Registrable Securities held by OMS Holdings, and OMS Holdings will have the right to require the Issuer to make available shelf registration statements permitting sales of Registrable Securities into the market from time to time over an extended period, subject to certain limitations. Pursuant to the Registration Rights Agreement and the Second A&R Partnership Agreement, the Issuer may be required to undertake a future public or private offering and use the proceeds (net of underwriting or placement agency discounts, fees and commissions, as applicable) to redeem an equal number of common units from OMS Holdings. In addition, the Registration Rights Agreement gives OMS Holdings “piggyback” registration rights under certain circumstances. The Registration Rights Agreement also includes provisions dealing with indemnification and contribution and allocation of expenses. All of the Registrable Securities held by OMS Holdings and any permitted transferee will be entitled to these registration rights.

2018 Contribution Agreement

On November 7, 2018, the Issuer, OMS Holdings, OMS, the General Partner, OMP Operating and, for certain limited purposes set forth therein, OAS entered into the 2018 Contribution Agreement. Pursuant to the 2018 Contribution Agreement, OAS caused OMS to contribute to OMP Operating, as the Issuer’s designee, (a) an additional 15% limited liability company interest in Bobcat DevCo, and (b) an additional 30% limited liability company interest in Beartooth DevCo, in exchange for the distribution to OMS Holdings of consideration equal to $250 million, consisting of (i) 3,950,000 common units and (ii) $171 million in cash.

2021 Contribution Agreement

On March 22, 2021, the Issuer, OMS Holdings, OMS, the General Partner, OMP Operating, OMP DevCo Holdings Corp., Beartooth DevCo, Bobcat DevCo, OMS Holdings Merger Sub, LLC and, for certain limited purposes set forth therein, OAS entered into the Contribution and Simplification Agreement. Pursuant to the Contribution and Simplification Agreement, (a) OAS caused OMS to contribute to OMP Operating, as the Issuer’s designee, (i) its remaining 64.7% limited liability company interest in Bobcat DevCo and (ii) its remaining 30% limited liability company interest in Beartooth DevCo, and the Issuer paid to OMS Holdings consideration composed of (x) a cash distribution in an aggregate amount equal to $231.5 million, sourced from the net proceeds of the offering of the Issuer’s 8.00% senior unsecured notes due 2029 and (y) 12,949,644 common units, (b) the Issuer and the General Partner caused the Incentive Distribution Rights (as defined in the Contribution and Simplification Agreement) to be cancelled and converted into 1,850,356 IDR Conversion Common Units, and (c) GP Merger Sub merged with and into the General Partner, with the General Partner surviving such merger and, in connection with the GP Merger, Class A Units and Class B Units representing membership interests in the General Partner were automatically converted into, and thereafter represented the right to receive, the IDR Conversion Common Units on a pro rata basis, and the IDR Conversion Common Units were distributed to the holders of such Class A Units and Class B Units, such that following the GP Merger, OMS Holdings is the sole member of the General Partner. The 2021 Acquisition was consummated on the Effective Date. The Contribution and Simplification Agreement also implemented, among other things, a right of first refusal in favor of the Partnership with respect to midstream opportunities in the Painted Woods and City of Williston operating areas of OAS and the amendment and restatement of the (x) First A&R Partnership Agreement and (y) limited liability company agreement of the General Partner to reflect the GP Merger transactions.

2021 Underwriting Agreement

On June 24, 2021, the Issuer, General Partner and the Underwriter entered into the Underwriting Agreement, pursuant to which the Underwriter agreed to purchase from the Issuer 3,623,188 common units with an option to purchase up to an additional 543,478 common units. The Issuer used and will use, as applicable, the net proceeds to redeem from OAS a number of common units held by OMS Holdings equal to the number of common units sold.

Item 7.	Material to Be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

Exhibit A	Joint Filing Agreement, dated as of October 5, 2017 (incorporated by reference to Exhibit A to the Original Schedule 13D).

Exhibit B	Amended and Restated Agreement of Limited Partnership of Oasis Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on September 29, 2017).

Exhibit C	Second Amended and Restated Limited Liability Company Agreement of OMP GP LLC (incorporated by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on April 1, 2021).

Exhibit D	Contribution Agreement, dated as of September 25, 2017, by and among Oasis Midstream Partners LP, Oasis Petroleum LLC, OMS Holdings LLC, Oasis Midstream Services LLC, OMP GP LLC and OMP Operating LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-38212) filed with the Commission on September 29, 2017).

Exhibit E	Registration Rights Agreement, dated as of September 25, 2017, by and between Oasis Midstream Partners LP and OMS Holdings LLC (incorporated by reference to Exhibit 10.9 of the Issuer’s Current Report on Form 8-K (File No. 001-38212) filed with the Commission on September 29, 2017).

Exhibit F	Contribution Agreement, dated November 7, 2018, between Oasis Midstream Partners LP, OMS Holdings LLC, Oasis Midstream Services LLC, OMP GP LLC, OMP Operating LLC and, for certain limited purposes set forth therein, Oasis Petroleum Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on November 8, 2018).

Exhibit G	Contribution and Simplification Agreement, dated March 22, 2021, between Oasis Midstream Partners LP, OMS Holdings LLC, Oasis Midstream Services LLC, OMP GP LLC, OMP Operating LLC, OMP DevCo Holdings Corp., Beartooth DevCo LLC, Bobcat DevCo LLC and, for certain limited purposes set forth therein, Oasis Petroleum Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on March 22, 2021).

Exhibit H	Second Amended and Restated Agreement of Limited Partnership of Oasis Midstream Partners LP, dated as of March 30, 2021 (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on April 1, 2021).

Exhibit I	Underwriting Agreement dated as of June 24, 2021 (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-38212) filed with the Commission on June 28, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2021

OASIS PETROLEUM INC.

/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

OASIS PETROLEUM LLC

/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

OMS HOLDINGS LLC

/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

SCHEDULE I

The name and business address of each of the executive officers and directors of OMS Holdings LLC, Oasis Petroleum LLC and Oasis Petroleum Inc. are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer, OMS Holdings LLC, Oasis Petroleum LLC or Oasis Petroleum Inc.).

Officers of OMS Holdings LLC

Daniel E. Brown

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Board Chair of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Taylor L. Reid

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: President and Chief Operating Officer of Oasis Petroleum Inc. and Chief Executive Officer and Director of OMP GP LLC

Citizenship: USA

Amount Beneficially Owned: 40,712 common units (1)

Michael H. Lou

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Chief Financial Officer and Executive Vice President of Oasis Petroleum Inc. and President and Director of OMP GP LLC

Citizenship: USA

Amount Beneficially Owned: 45,712 common units (2)

Nickolas J. Lorentzatos

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Executive Vice President, General Counsel and Corporate Secretary of Oasis Petroleum Inc. and Executive Vice President, General Counsel and Corporate Secretary and Director of OMP GP LLC

Citizenship: USA

Amount Beneficially Owned: 26,612 common units (3)

Richard N. Robuck

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Senior Vice President Finance and Treasurer of Oasis Petroleum Inc. and Senior Vice President and Chief Financial Officer of OMP GP LLC

Citizenship: USA

Amount Beneficially Owned: 18,797 common units (4)

Officers of Oasis Petroleum LLC

Daniel E. Brown

(see above)

Taylor L. Reid

(see above)

Michael H. Lou

(see above)

Nickolas J. Lorentzatos

(see above)

Officers of Oasis Petroleum Inc.

Daniel E. Brown

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Chief Executive Officer and Director of Oasis Petroleum Inc. and Board Chair of OMP GP LLC

Citizenship: USA

Amount Beneficially Owned: 0 common units

Douglas E. Brooks

(see above)

Taylor L. Reid

(see above)

Michael H. Lou

(see above)

Nickolas J. Lorentzatos

(see above)

Directors of Oasis Petroleum Inc.

Daniel E. Brown

(see above)

Douglas E. Brooks

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Board Chair of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Samantha Holroyd

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

John Jacobi

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

N. John Lancaster, Jr.

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Robert McNally

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Cynthia L. Walker

c/o Oasis Petroleum Inc.

1001 Fannin Street, Suite 1500, Houston, TX 77002

Principal Occupation: Director of Oasis Petroleum Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

(1)

On September 25, 2017, Mr. Reid purchased 20,000 units pursuant to the Issuer’s directed unit program. Upon the consummation of the transactions contemplated by the Contribution and Simplification Agreement, which occurred on the Effective Date, certain Class B Units representing membership interests in the General Partner that were previously issued to Mr. Reid by the General Partner were converted into and exchanged for 20,712 restricted common units representing limited partner interests in the Issuer, which are subject to the following vesting schedule: (i) 34% vested on the Effective Date, (ii) 33% will vest on the first anniversary of the Effective Date and (iii) 33% will vest on the second anniversary of the Effective Date.

(2)

On September 25, 2017, Mr. Lou purchased 25,000 units pursuant to the Issuer’s directed unit program. Upon the consummation of the transactions contemplated by the Contribution and Simplification Agreement, which occurred on the Effective Date, certain Class B Units representing membership interests in the General Partner that were previously issued to Mr. Lou by the General Partner were converted into and exchanged for 20,712 restricted common units representing limited partner interests in the Issuer, which are subject to the following vesting schedule: (i) 34% vested on the Effective Date, (ii) 33% will vest on the first anniversary of the Effective Date and (iii) 33% will vest on the second anniversary of the Effective Date.

(3)

On September 25, 2017, Mr. Lorentzatos purchased 5,900 units pursuant to the Issuer’s directed unit program. Upon the consummation of the transactions contemplated by the Contribution and Simplification Agreement, which occurred on the Effective Date, certain Class B Units representing membership interests in the General Partner that were previously issued to Mr. Lorentzatos by the General Partner were converted into and exchanged for 20,712 restricted common units representing limited partner interests in the Issuer, which are subject to the following vesting schedule: (i) 34% vested on the Effective Date, (ii) 33% will vest on the first anniversary of the Effective Date and (iii) 33% will vest on the second anniversary of the Effective Date.

(4)

On September 25, 2017, Mr. Robuck purchased 7,500 units pursuant to the Issuer’s directed unit program. Upon the consummation of the transactions contemplated by the Contribution and Simplification Agreement, which occurred on the Effective Date, certain Class B Units representing membership interests in the General Partner that were previously issued to Mr. Robuck by the General Partner were converted into and exchanged for 11,297 unrestricted common units representing limited partner interests in the Issuer.